SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                       American Resources Offshore, Inc.
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                                (Name of Issuer)

     Series 1993 8% Convertible Preferred Stock, par value $12.00 per share

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                         (Title of Class of Securities)

                                  02926U 20 9

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                                 (CUSIP Number)

                                Nick D. Nicholas
                            Porter & Hedges, L.L.P.
                            700 Louisina, Suite 3500
                             Houston, TX 77002-2764
                                 (713) 226-0600

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 26, 2001

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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No. 02926U 20 9

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Blue Dolphin Energy Company
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
Inapplicable
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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware
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               7    SOLE VOTING POWER

  NUMBER OF
               20,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     20,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
               20,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

20,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


20,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


50.4%
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14   TYPE OF REPORTING PERSON*


CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 7 Pages

ITEM 1.        SECURITY AND ISSUER.


Title of Security:                   Series 1993 8% Convertible Preferred Stock,
                                     par value $12.00 per share
                                     (the "Preferred Stock")

Name and Address of Issuer's         American Resources Offshore, Inc.
Principal Executive Offices:         801 Travis
                                     Suite 2100
                                     Houston, Texas 77002

ITEM 2.        IDENTITY AND BACKGROUND.


This Schedule 13D is being filed on behalf of Blue Dolphin Energy Company, a Delaware corporation ("BDCO"). The address of BDCO's principal business office is 801 Travis, Suite 2100, Houston, Texas 77002. All executive officers and directors of BDCO are citizens of the United States except for Ivar Siem, who is a citizen of Norway. The name, business address and present principal occupation of each executive officer and director is set forth in Schedule A to this
Schedule 13D.

BDCO, through its subsidiaries is primarily engaged in gathering and transportation of natural gas and condensate and in the acquisition and exploration of oil and gas properties. BDCO's operations are conducted principally offshore in the Gulf of Mexico and along the Texas Gulf Coast.

During the last five years, neither BDCO nor (to the knowledge of BDCO) any executive officer or director of BDCO has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In September 2001, BDCO entered into individual stock purchase agreements, the terms of which are substantially identical, with two holders of ARO's Series 1993 Preferred Stock, par value $12.00 per share (the "Preferred Stock") to purchase 10,000 shares of Preferred Stock from each holder. Pursuant to the terms of each stock purchase agreement, each share of Preferred Stock was exchanged for .0334 of a share of BDCO common stock, par value $0.01 per share (the "BDCO Common Stock"). Upon closing of the stock purchase agreements on November 16, 2001, BDCO became the beneficial owner of an aggregate of 20,000 shares of Preferred Stock.

     Furthermore, pursuant to the Agreement and Plan of Merger dated as of August 30, 2001, as amended (the "Merger Agreement"), among BDCO, BDCO Merger
Sub, Inc., a Delaware corporation and wholly-owned subsidiary of BDCO (the "Merger Subsidiary"), and American Resources Offshore, Inc. ("ARO"), BDCO will acquire all outstanding shares of Common Stock and Preferred Stock not already beneficially owned by BDCO in exchange for approximately 327,000 shares of BDCO Common Stock. See Item 4 below.

ITEM 4.        PURPOSE OF THE TRANSACTION.

     On August 30, 2001, BDCO, ARO and the Merger Subsidiary announced that they entered into the Merger Agreement, pursuant to which the Merger Subsidiary will merge with and into ARO and all outstanding shares of Common Stock and Preferred Stock, other than those beneficially owned by BDCO, will be converted into the right to receive 0.0276 and 0.0301 shares of BDCO Common Stock, respectively.

     It is BDCO's intention to vote the shares of Preferred Stock and Common Stock beneficially owned by it for approval of the Merger Agreement and the merger. If the merger is consummated, ARO will be a wholly owned subsidiary of BDCO. The merger is subject to customary closing conditions.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     BDCO owns 20,000 shares of Preferred Stock beneficially and of record, and has the sole power to vote or dispose of such shares. The shares of Preferred Stock owned by BDCO represent approximately 50.4% of the outstanding shares of Preferred Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of ARO.

     As set forth in Items 3 and 4 hereof, BDCO entered into stock purchase agreements and acquired 20,000 shares of Preferred Stock and has announced that it, the Merger Subsidiary and ARO have entered into the Merger Agreement pursuant to which the Merger Subsidiary would be merged with and into ARO and upon consummation of the merger ARO will be a wholly owned subsidiary of Blue Dolphin.

ITEM 7.        Material to Be Filed as Exhibits.

     Exhibit No.                                     Description of Exhibit

         7.1        Form of Stock Purchase Agreement.

         7.2 Agreement and Plan of Merger among Blue Dolphin Energy Company, BDCO Merger Sub, Inc. and American Resources Offshore, Inc., dated as of August 30, 2001 (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Blue Dolphin Energy Company dated August 31, 2001).



                            [SIGNATURE PAGE FOLLOWS]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 26, 2001


                                                Blue Dolphin Energy Company



                                                By: /s/ G. Brian Lloyd
                                                    -----------------------
                                                    G. Brian Lloyd
                                                    Vice President and Treasurer






#411155
                                   Page 6 of 7

                                   SCHEDULE A

         Directors and Executive Officers of Blue Dolphin Energy Company

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Blue Dolphin Energy Company ("Blue Dolphin") are set forth below. If no business address is given the director's or officer's business address is 801 Travis, Suite 2100, Houston, Texas, 77002.

         Name and Business Address      Present Principal Occupation

Directors

         Robert L. Barbanell            Chairman   of   the   Board   of   Pride
                                        International,  Inc.  and  President  of
                                        Robert L. Barbanell Associates, Inc., a financial consulting firm

         Michael S. Chadwick            Senior   Vice   President   &   Managing
                                        Director of Sanders, Morris & Harris

         Harris A. Kaffie               Partner in Kaffie Brothers

         Ivar Siem                      Chairman  of the  Board of Blue  Dolphin
                                        Energy Company

         Robert D. Wagner, Jr.          Business consultant

Officers

         John P. Atwood                 Vice President,  Business Development of
                                        Blue Dolphin

         Michael J. Jacobson            President and Chief Executive Officer of
                                        Blue Dolphin

         Roland B. Keller               Executive  Vice  President,  Exploration
                                        Operations of Blue Dolphin

         G. Brian Lloyd                 Vice President,  Treasurer and Secretary
                                        of Blue Dolphin


                                   Page 7 of 7